UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on January 30, 2012 (File No. 333-179244), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	Press Release Dated July 24, 2012: Costamare Inc. Reports Results for the Second Quarter and Six-Month Period ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 24, 2012

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE SECOND QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2012

Athens, Greece, July 24, 2012 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the second quarter and six months ended June 30, 2012.

Financial Highlights

•

Voyage revenues of $96.0 million and $196.1 million for the three and the six months ended June 30, 2012, respectively.

•

Voyage revenues adjusted on a cash basis of $96.5 million and $197.1 million for the three and the six months ended June 30, 2012, respectively.

•

Adjusted EBITDA of $61.0 million and $128.1 million for the three and the six months ended June 30, 2012, respectively.

•

Net income of $21.1 million or $0.31 per share and $45.7 million or $0.71 per share for the three and the six months ended June 30, 2012, respectively.

•

Adjusted Net Income of $21.6 million or $0.32 per share and $46.8 million or $0.73 per share for the three and six months ended June 30, 2012, respectively.

New Business Developments

•

Took delivery of the 1998-built 3,842 TEU vessels Koroni and Kyparissia which commenced the charter with Evergreen replacing the vessels Genius I and Gifted. The total acquisition cost for the two vessels was approximately $24.9 million and was partly funded with debt drawn from a credit facility.

•

Delivered to buyers the 1984-built, 2,922 TEU container vessels Gifted and Genius I which were sold for demolition. The total sale price for the vessels was approximately $12.3 million.

•

Entered into an agreement to time charter the 1991-built, 1,068 TEU containership Horizon to APL, for a period of minimum three months and maximum six months at a daily rate of $6,000. The vessel was delivered to APL at the end of May 2012.

•

The Company has agreed to purchase from an insolvency administrator over the assets of a German KG, the 1,078 TEU capacity, 2001-built container vessel Stadt Luebeck. The purchase price will be $11.3 million and the vessel is expected to be delivered to the Company by the end of July 2012. The vessel is currently chartered to CMA CGM for a period until the end of August 2012, at a daily rate of $5,800. The acquisition will be funded entirely out of bank financing provided by an existing lender to the Company under an amended credit facility as part of a broader agreement between the Company and the vessel's current lending bank.

Dividend Announcements

•

On July 9, 2012, the Company declared a dividend for the second quarter ended June 30, 2012, of $0.27 per share, payable on August 7, 2012 to stockholders of record at the close of trading of the Company's common stock on the New York Stock Exchange on July 23, 2012. This was the Company’s seventh consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the second quarter of the year, the Company continued to deliver positive results.

“In May we accepted delivery of two 1998-built, second hand vessels, which replaced two 1984-built vessels in their respective charter arrangements; for an incremental cost of approximately six million per vessel we extended the useful life of those assets by 14 years.

“Last week we agreed to buy from an insolvency administrator a 2001-built 1,078 TEUs container vessel. The acquisition will be funded 100% with bank debt and forms part of a broader agreement between the Company and the vessel’s current lending bank.

“At the same time, we have reduced our re-chartering risk for the coming years. The charters for the vessels coming out of employment during the remaining of 2012 and 2013 account for 2% and 4% of our 2012 and 2013 contracted revenues respectively.

“Finally, on July 9 we declared a dividend for the second quarter of $ 0.27 per share. Consistent with our dividend policy, we continue to offer an attractive dividend, which we consider to be sustainable based on the size of our contracted cash flows, the quality of our charterers and the prudent amortization of our debt.

“We believe that going forward the Company is well positioned to pursue new business opportunities in a volatile market environment.”

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2011	2012	2011	2012

Voyage revenue	$ 180,279	$196,076	$ 94,318	$96,045
Accrued charter revenue (1)	$ 15,442	$ 985	$ 7,454	$ 480
Voyage revenue adjusted on a cash basis (2)	$ 195,721	$ 197,061	$ 101,772	$ 96,525

Adjusted EBITDA (3)	$ 127,107	$ 128,112	$ 65,801	$ 61,017

Adjusted Net Income (3)	$ 49,254	$ 46,774	$ 26,857	$ 21,596
Weighted Average number of shares	60,300,000	64,462,088	60,300,000	67,800,000
Adjusted Earnings per share (3)	$ 0.82	$ 0.73	$ 0.45	$ 0.32

EBITDA (3)	$ 121,972	$ 127,019	$ 65,115	$ 60,568
Net Income	$ 44,119	$ 45,681	$ 26,171	$ 21,147
Weighted Average number of shares	60,300,000	64,462,088	60,300,000	67,800,000
Earnings per share	$ 0.73	$ 0.71	$ 0.43	$ 0.31

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.

 (3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the six-month and three-month periods ended June 30, 2012 and June 30, 2011. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2011	2012	2011	2012

Net Income	$44,119	$45,681	$26,171	$21,147
Accrued charter revenue	15,442	985	7,454	480
Gain on sale/disposal of vessels	(10,771)	(1,303)	(10,771)	(4,104)
Realized (Gain) Loss on Euro/USD forward contracts	(802)	732	(797)	364
Loss on derivative instruments	69	679	4,800	3,709
Initial purchases of consumable stores for newly acquired vessels	1,197	-	-	-

Adjusted Net income	$49,254	$46,774	$26,857	$21,596
Adjusted Earnings per Share	$0.82	$0.73	$0.45	$0.32
Weighted average number of shares	60,300,000	64,462,088	60,300,000	67,800,000

Adjusted Net income and Adjusted Earnings per Share represent net income before gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates and the cash of partial purchases of consumable stores for newly acquired vessels. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars)	2011	2012	2011	2012

Net Income	$44,119	$45,681	$26,171	$21,147
Interest and finance costs	36,106	38,237	17,362	17,997
Interest income	(309)	(716)	(118)	(432)
Depreciation	38,013	39,881	19,568	19,868
Amortization of dry-docking and special survey costs	4,043	3,936	2,132	1,988
EBITDA	121,972	127,019	65,115	60,568
Accrued charter revenue	15,442	985	7,454	480
Gain on sale/disposal of vessels	(10,771)	(1,303)	(10,771)	(4,104)
Realized (Gain) Loss on Euro/USD forward contracts	(802)	732	(797)	364
Loss on derivative instruments	69	679	4,800	3,709
Initial purchases of consumable stores for newly acquired vessels	1,197	-	-	-
Adjusted EBITDA	$127,107	$128,112	$65,801	$61,017

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking & special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking & special survey costs, gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates and the cash of partial purchases of consumable stores for newly acquired vessels. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.

Results of Operations

Three-month period ended June 30, 2012 compared to the three-month period ended June 30, 2011

During the three-month periods ended June 30, 2012 and 2011, we had an average of 46.4 and 48.7 vessels, respectively, in our fleet. In the three-month period ended June 30, 2012 we accepted delivery of the secondhand vessels Koroni and Kyparissia with an aggregate TEU capacity of 7,684 and we sold two second-hand vessels for scrap with an aggregate TEU capacity of 5,844.  In the three-month period ended June 30, 2011 we sold three second-hand vessels with an aggregate TEU capacity of 4,914. In the three-month period ended June 30, 2012 and 2011 our fleet ownership days totaled 4,225 and 4,432 days, respectively. Ownership days are the primary driver of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,		Change	Percentage Change
	2011	2012

Voyage revenue	$94.3	$96.0	$1.7	1.8%
Voyage expenses	(1.4)	(1.6)	0.2	14.3%
Voyage expenses – related parties	(0.7)	(0.7)	-	-
Vessels operating expenses	(28.2)	(28.7)	0.5	1.8%
General and administrative expenses	(1.3)	(1.2)	(0.1)	(7.7%)
Management fees – related parties	(4.0)	(3.8)	(0.2)	(5.0%)
Amortization of dry-docking and special survey costs	(2.1)	(2.0)	(0.1)	(4.8%)
Depreciation	(19.6)	(19.9)	0.3	1.5%
Gain on sale of vessels	10.8	4.1	(6.7)	(62.0%)
Foreign exchange gains / (losses)	-	0.2	0.2	100.0%
Interest income	0.1	0.4	0.3	300.0%
Interest and finance costs	(17.4)	(18.0)	0.6	3.4%
Other	0.5	-	(0.5)	(100.0%)
Gain (loss) on derivative instruments	(4.8)	(3.7)	$(1.1)	(22.9%)
Net Income	$26.2	$21.1	(5.1)	(19.5%)

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,		Change	Percentage Change
	2011	2012

Voyage revenue	$94.3	$96.0	$1.7	1.8%
Accrued charter revenue	7.5	0.5	(7.0)	(93.3%)
Voyage revenue adjusted on a cash basis	$101.8	$96.5	$(5.3)	(5.2%)

Fleet operational data	Three-month period ended June 30,			Percentage Change
	2011	2012	Change

Average number of vessels	48.7	46.4	(2.3)	(4.7%)
Ownership days	4,432	4,225	(207)	(4.7%)
Number of vessels underwent dry-dock during the periods	1	-	-

Voyage Revenue

Voyage revenue increased by 1.8%, or $1.7 million, to $96.0 million during the three-month period ended June 30, 2012, from $94.3 million during the three-month period ended June 30, 2011. Ownership days decreased by 4.7% or 207 days to 4.225 days during the three month period ended June 30, 2012, from 4,432 days during the three month period ended June 30, 2011.  The increase in Voyage revenues is mainly due to the fact that larger vessels, chartered on average at higher rates, were employed by the Company during the three month period ended June 30, 2012 compared to the three month period ended June 30, 2011. Voyage revenues adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 5.2%, or $5.3 million, to $96.5 million during the three-month period ended June 30, 2012, from $101.8 million during the three-month period ended June 30, 2011. The decrease is mainly attributable to the decreased ownership days of our fleet and the decreased charter hire received in accordance with certain escalation clauses of our charters during the three month period ended June 30, 2012 compared to the three month period ended June 30, 2011; partly offset by the fact that larger vessels, chartered on average at higher rates, were employed by the Company  during the three-month period ended June 30, 2012, compared to the three-month period ended June 30, 2011.

Voyage Expenses

Voyage expenses increased by 14.3%, or $0.2 million, to $1.6 million during the three-month period ended June 30, 2012, from $1.4 million during the three-month period ended June 30, 2011. The increase was primarily attributable to the off-hire expenses, mainly relating to bunkers consumption of the two vessels we acquired in the three-month period ended June 30, 2012, on their way to their charterers partially offset by the decreased third party commissions charged to us in the three-month period ended June 30, 2012 compared to the three-month period ended June 30, 2011.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.7 million during the three month period ended June 30, 2012 and in the amount of $0.7 million during the three month period ended June 30, 2011 represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (initial public offering completion date).

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 1.8%, or $0.5 million, to $28.7 million during the three-month period ended June 30, 2012, from $28.2 million during the three-month period ended June 30, 2011. The increase is attributable to the delivery expenses of the two vessels we acquired during the three month period ended June 30, 2012 partly offset by the decreased ownership days of our fleet.

General and Administrative Expenses

General and administrative expenses decreased by 7.7%, or $0.1 million, to $1.2 million during the three-month period ended June 30, 2012, from $1.3 million during the three-month period ended June 30, 2011.  The decrease in the three-month period ended June 30, 2012 was mainly attributable to decreased public-company related expenses charged to us (i.e. legal, public relations and other) compared to the three-month period ended June 30, 2011. Furthermore, general and administrative expenses for the three month period ended June 30, 2012 and 2011 include $0.25 million for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010.

Management Fees – related parties

Management fees paid to our managers decreased by 5.0%, or $0.2 million, to $3.8 million during the three-month period ended June 30, 2012, from $4.0 million during the three-month period ended June 30, 2011. The decrease was primarily attributable to the decreased fleet ownership days for the three month period ended June 30, 2012, compared to the three month period ended June 30, 2011.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.0 million and $2.1 million for the three-month period ended June 30, 2012, and for the three-month period ended June 30, 2011, respectively. During the three month period ended June 30, 2012 and 2011 no vessels and one vessel underwent their special survey, respectively.

Depreciation

Depreciation expense increased by 1.5%, or $0.3 million, to $19.9 million during the three-month period ended June 30, 2012, from $19.6 million during the three-month period ended June 30, 2011. The increase was primarily attributable to the depreciation expense charged for the two vessels that were delivered to us during the three month period ended June 30, 2012 partly offset by the depreciation expense not charged following the sale of two vessels during the three month period ended June 30, 2012.

Gain on Sale of Vessels

In the three-month period ended June 30, 2012, we recorded a gain of $4.1 million from the sale of vessels Gifted and Genius I. In the three-month period ended June 30, 2011, we recorded a gain of $10.8 million from the sale of vessels MSC Sierra, MSC Namibia and MSC Sudan.

Foreign Exchange Gains / (Losses)

Foreign exchange gains were $0.2 million during the three-month period ended June 30, 2012, compared to $0 during the three-month period ended June 30, 2011, representing a change of $0.2 million resulting from favorable currency exchange rate movements between the U.S. dollar and the Euro.

Interest Income

During the three-month period ended June 30, 2012, interest income increased by 300.0%, or $0.3 million, to $0.4 million, from $0.1 million during the three-month period ended June 30, 2011.  The change in interest income was mainly due to the increased cash deposits in interest bearing accounts during the three-month period ended June 30, 2012, compared to the three month-period ended June 30, 2011, which resulted from the increased average cash balance during the three month period ended June 30, 2012, compared to the three month period ended June 30, 2011.

Interest and Finance Costs

Interest and finance costs increased by 3.4%, or $0.6 million, to $18.0 million during the three-month period ended June 30, 2012, from $17.4 million during the three-month period ended June 30, 2011. The increase is partly attributable to increased financing costs and commitment fees charged to us mainly in relation to new credit facilities we entered into, in connection with our new building program partly offset by the capitalized interest in relation with our newbuilding program.

Gain (Loss) on Derivative Instruments

The fair value of our 28 interest rate derivative instruments which were outstanding as of June 30, 2012 equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2012, the fair value of these 28 interest rate derivative instruments in aggregate amounted to a liability of $183.4 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at June 30, 2012 qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Comprehensive loss”.  For the three-month period ended June 30, 2012, a loss of $19.8 million has been included in “Comprehensive loss” and a loss of $3.3 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended June 30, 2012.

Cash Flows

Three-month period ended June 30, 2012 and June 30, 2011

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2011	2012
Net Cash Provided by Operating Activities	$ 43.7	$ 48.6
Net Cash Used in Investing Activities	($ 36.6)	($ 62.3)
Net Cash Provided by (Used in) Financing Activities	$ 57.1	($ 18.3)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2012, increased by $4.9 million to $48.6 million, compared to $43.7 million for the three-month period ended June 30, 2011.  The increase was primarily attributable to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $11.2 million, partly offset by decreased cash from operations of $5.2 million deriving from escalating charter rates.

Net Cash Used in Investing Activities

Net cash used in investing activities was $62.3 million in the three-month period ended June 30, 2012, which consists of (a) $49.0 million advance payments for the construction and purchase of five newbuild vessels, (b) $24.9 million in payments for the acquisition of two secondhand vessels and (c) $11.6 million we received from the sale of two vessels.

Net cash used in investing activities was $36.6 million in the three-month period ended June 30, 2011, which consists of (a) $49.3 million advance payments for the construction and purchase of five newbuild vessels and (b) $12.7 million we received from the sale of three vessels.

Net Cash Provided By (Used in) Financing Activities

Net cash used in financing activities was $18.3 million in the three-month period ended June 30, 2012, which mainly consists of (a) $43.8 million of indebtedness that we repaid, (b) $51.2 million we drew down from four of our credit facilities and (c) $18.3 million we paid for dividends to our stockholders for the first quarter of the year 2012.

Net cash provided by financing activities was $57.1 million in the three-month period ended June 30, 2011, which mainly consists of (a) $29.9 million of indebtedness that we repaid, (b) $107.6 million we drew down from two of our credit facilities and (c) $15.1 million we paid for dividends to our stockholders for the first quarter of the year 2011.

Results of Operations

Six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011

During the six-month periods ended June 30, 2012 and 2011, we had an average of 46.4 and 47.1 vessels, respectively, in our fleet. In the six-month period ended June 30, 2012, we accepted delivery of three secondhand vessels MSC Ulsan, Koroni and Kyparissia with an aggregate TEU capacity of 11,816, and we sold three vessels Gather, Gifted and Genius I with an aggregate TEU capacity of 8,766.  In the six-month period ended June 30, 2011, we accepted delivery of eight secondhand vessels with an aggregate TEU capacity of 17,458 and we sold three second-hand vessels with an aggregate TEU capacity of 4,914. In the six-month periods ended June 30, 2012 and 2011, our fleet ownership days totaled 8,452 and 8,531 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Six-month period ended June 30,		Change	Percentage Change
	2011	2012

Voyage revenue	$180.3	$196.1	$15.8	8.8%
Voyage expenses	(2.5)	(2.3)	(0.2)	(8.0%)
Voyage expenses – related parties	(1.4)	(1.5)	0.1	7.1%
Vessels operating expenses	(55.7)	(56.4)	0.7	1.3%
General and administrative expenses	(2.6)	(2.1)	(0.5)	(19.2%)
Management fees – related parties	(7.5)	(7.6)	0.1	1.3%
Amortization of dry-docking and special survey costs	(4.0)	(3.9)	(0.1)	(2.5%)
Depreciation	(38.0)	(39.9)	1.9	5.0%
Gain on sale/disposal of vessels	10.8	1.3	(9.5)	(88.0%)
Foreign exchange gains/ (losses)	0.1	0.3	0.2	200.0%
Interest income	0.3	0.7	0.4	133.3%
Interest and finance costs	(36.1)	(38.2)	2.1	5.8%
Other	0.5	(0.1)	(0.6)	(120.0%)
Gain (Loss) on derivative instruments	(0.1)	(0.7)	$0.6	600.0%
Net Income	$44.1	$45.7	1.6	3.6%

(Expressed in millions of U.S. dollars, except percentages)	Six-month period ended June 30,		Change	Percentage Change
	2011	2012

Voyage revenue	$180.3	$196.1	$15.8	8.8%
Accrued charter revenue	15.4	1.0	(14.4)	(93.5%)
Voyage revenue adjusted on a cash basis	$195.7	$197.1	$1.4	0.7%

Fleet operational data	Six-month period ended June 30,			Percentage Change
	2011	2012	Change

Average number of vessels	47.1	46.4	(0.7)	(1.5%)
Ownership days	8,531	8,452	(79)	(0.9%)
Number of vessels under dry-docking	8	2	(6)	-

Voyage Revenue

Voyage revenue increased by 8.8%, or $15.8 million, to $196.1 million during the six-month period ended June 30, 2012, from $180.3 million during the six-month period ended June 30, 2011. Ownership days decreased by 0.9% or 79 days to 8,452 days during the six month period ended June 30, 2012, from 8,531 days during the six month period ended June 30, 2011.  The increase in Voyage revenues is mainly due to the fact that larger vessels, chartered on average at higher rates, were employed by the Company during the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011. Voyage revenues adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 0.7%, or $1.4 million, to $197.1 million during the six-month period ended June 30, 2012, from $195.7 million during the six-month period ended June 30, 2011. The increase is attributable to the fact that larger vessels, chartered on average at higher rates, were employed by the Company during the six month period ended June 30, 2012, compared to the six month period ended June 30, 2011; partly offset by decreased charter hire received in accordance with certain escalation clauses of our charters during the six month period ended June 30, 2012, compared to the six month period ended June 30, 2011.

Voyage Expenses

Voyage expenses decreased by 8.0%, or $0.2 million, to $2.3 million during the six-month period ended June 30, 2012, from $2.5 million during the six-month period ended June 30, 2011. The decrease was primarily attributable to the decreased off-hire expenses of our fleet, mainly bunkers consumption, and to the decreased number of vessels that were dry-docked during the six-month period ended June 30, 2012, compared to the six-month period ended June 30, 2011.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $1.5 million during the six-month period ended June 30, 2012, and in the amount of $1.4 million during the six-month period ended June 30, 2011, represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (initial public offering completion date).

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain or loss under derivative contracts entered into in relation to foreign currency exposure, increased by 1.3%, or $0.7 million, to $56.4 million during the six-month period ended June 30, 2012, from $55.7 million during the six-month period ended June 30, 2011. The increase is attributable to the delivery expenses of the three vessels we acquired during the six month period ended June 30, 2012, partly offset by the decreased ownership days of our fleet.

General and Administrative Expenses

General and administrative expenses decreased by 19.2%, or $0.5 million, to $2.1 million during the six-month period ended June 30, 2012, from $2.6 million during the six-month period ended June 30, 2011.  The decrease in the six-month period ended June 30, 2012 was mainly attributable to decreased legal and audit fees charged to us compared to the six-month period ended June 30, 2011. Furthermore, general and administrative expenses for the six-month periods ended June 30, 2012 and June 30, 2011 include $0.5 million, respectively, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (initial public offering completion date).

Management Fees – related parties

Management fees paid to our managers increased by 1.3%, or $0.1 million, to $7.6 million during the six-month period ended June 30, 2012, from $7.5 million during the six-month period ended June 30, 2011.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the six-month periods ended June 30, 2012 and 2011 was $3.9 million and $4.0 million, respectively. During the six-month periods ended June 30, 2012 and 2011, 2 vessels and 8 vessels, respectively, underwent their special survey.

Depreciation

Depreciation expense increased by 5.0%, or $1.9 million, to $39.9 million during the six-month period ended June 30, 2012, from $38.0 million during the six-month period ended June 30, 2011. The increase was primarily attributable to the depreciation expense charged for the two containerships that were delivered to us during the six month period ended December 31, 2011 and to the three containerships delivered to us during the six-month period ended June 30, 2012, partly offset by the depreciation expense not charged relating to the seven vessels sold or disposed of during the six month period ended December 31, 2011 and the six-month period ended June 30, 2012.

Gain on Sale of Vessels

During the six-month period ended June 30, 2012, we recorded a gain of $1.3 million mainly from the sale of three vessels. During the six-month period ended June 30, 2011, we recorded a gain of $10.8 million from the sale of three vessels.

Foreign Exchange Gains

Foreign exchange gains amounted to $0.3 million and $0.1 million during the six-month periods ended June 30, 2012 and 2011, respectively.

Interest Income

During the six-month periods ended June 30, 2012 and June 30, 2011, interest income was $0.7 million and $0.3 million, respectively. The change in interest income was mainly due to the increased cash deposits in interest bearing accounts during the six-month period ended June 30, 2012, compared to the six month-period ended June 30, 2011, which resulted from the increased average cash balance during the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011.

Interest and Finance Costs

Interest and finance costs increased by 5.8%, or $2.1 million, to $38.2 million during the six-month period ended June 30, 2012, from $36.1 million during the six-month period ended June 30, 2011. The increase is partly attributable to increased interest expense, financing costs and commitment fees charged to us mainly in relation to new credit facilities we entered into with regards to our newbuilding program partly offset by the capitalized interest in relation with our newbuilding program.

Gain (Loss) on Derivative Instruments

The fair value of our 28 interest rate derivative instruments which were outstanding as of June 30, 2012 equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2012, the fair value of these 28 interest rate derivative instruments in aggregate amounted to a liability of $183.4 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at June 30, 2012 qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Comprehensive loss”.  For the six-month period ended June 30, 2012, a loss of $11.2 million has been included in “Comprehensive loss” and a loss of $1.5 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the six-month period ended June 30, 2012.

Cash Flows

Six-month period ended June 30, 2012 and 2011

Condensed cash flows	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2011	2012
Net Cash Provided by Operating Activities	$ 83.1	$ 84.0
Net Cash Used in Investing Activities	$ (195.5)	$ (106.7)
Net Cash Provided by Financing Activities	$ 22.3	$ 166.3

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2012 increased by $0.9 million to $84.0 million, compared to $83.1 million for the six-month period ended June 30, 2011.  The increase was primarily attributable to (a) favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $1.3 million and (b) decreased dry-docking payments of $2.0 million, partly offset by increased payments for interest (including swap payments) of $2.4 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $106.7 million in the six-month period ended June 30, 2012, which consisted of (a) $69.2 million advance payments for the construction and purchase of five newbuild vessels, (b) $54.9 million in payments for the acquisition of three secondhand vessels and (c) $17.4 million we received from the sale of three vessels.

Net cash used in investing activities was $195.5 million in the six-month period ended June 30, 2011, which consists of (a) $145.8 million advance payments for the construction and purchase of ten newbuild vessels, (b) $74.8 million in payments for the acquisition of eight second-hand vessels, (c) $19.0 million we received for the sale of three vessels and (d) $6.1 million we received from the sale of governmental bonds.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $166.3 million in the six-month period ended June 30, 2012, which mainly consisted of (a) $90.2 million of indebtedness that we repaid, (b) $199.3 million we drew down from five of our credit facilities, (c) $34.6 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2011 and the first quarter of the year 2012 and (d) $100.6 million net proceeds we received from our follow-on offering in March 2012, net of underwriting discounts and expenses incurred in the offering.

Net cash provided by financing activities was $22.3 million in the six-month period ended June 30, 2011, which mainly consists of (a) $49.3 million of indebtedness that we repaid, (b) $107.6 million we drew down from two of our credit facilities and (c) $30.2 million, in aggregate, we paid for dividends to our stockholders for the fourth quarter of the year 2010 and the first quarter of the year 2011.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of June 30, 2012, we had a total cash liquidity of $296.0 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of July 22, 2012, the following vessels were free of debt.

Unencumbered Vessels in the water

(refer to fleet list in page 16  for full charter details)

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
AKRITAS	1987	3,152
MSC CHALLENGER	1986	2,633
HORIZON	1991	1,068

Capital commitments

As of July 22, 2012, we had outstanding commitments relating to our contracted newbuilds aggregating $734.2 million payable in installments until the vessels are delivered.

Conference Call details

On Wednesday, July 25, 2012 at 8:30 a.m. EDT, Costamare’s management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote “Costamare.”

A replay of the conference call will be available until August 3, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 25306424#

Live webcast

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 37 years of history in the international shipping industry and a fleet of 57 containerships, with a total capacity of approximately 327,000 TEU, including 10 newbuilds on order. Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This earnings release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development / Investor Relations
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

www.costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
Tel: 212-661-7566
Email: costamare@capitallink.com

Fleet List

The tables below provide additional information, as of July 22, 2012, about our fleet of 57 containerships, including 10 newbuilds on order. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)[2]
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	NAVARINO	Evergreen	2010	8,531	1.5 years	30,950	September 2013	30,950
7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
10	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
11	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375(3)	March 2018	27,462
12	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	38,179(4)	May 2018	30,155
13	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375(5)	June 2018	27,607
14	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375(6)	August 2018	25,832
15	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375(7)	October 2018	27,732
16	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,490(8)	November 2019	31,991
17	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(9)	February 2020	32,225
18	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(10)	April 2020	32,300
19	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
20	ZIM NEW YORK	ZIM	2002	4,992	13 years	23,150	July 2015(11)	23,150
21	ZIM SHANGHAI	ZIM	2002	4,992	13 years	23,150	August 2015(12)	23,150
22	ZIM PIRAEUS(ii)	ZIM	2004	4,992	10 years	18,274(13)	March 2014	29,486
23	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	September 2016	30,500
24	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	October 2016	30,500
25	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	July 2016	30,500
26	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
27	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
28	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
29	MSC ANTWERP	MSC	1993	3,883	4.3 years	17,500	August 2013	17,500
30	MSC WASHINGTON	MSC	1984	3,876	3.2 years	17,250	February 2013	17,250
31	MSC KYOTO	MSC	1981	3,876	3.1 years	17,250	June 2013	17,250
32	KORONI	Evergreen	1998	3,842	2 years	15,200(14)	April 2014	11,882
33	KYPARISSIA	Evergreen	1998	3,842	2 years	15,200(15)	May 2014	11,836
34	MSC AUSTRIA	MSC	1984	3,584	9.5 years	17,250(16)	September 2018	13,671
35	KARMEN	Sea Consortium	1991	3,351	1.3 years	6,900	August 2012	6,900
36	MARINA	Evergreen	1992	3,351	1.1 years	15,200(17)	April 2013	11,034
37	KONSTANTINA	Sea Consortium	1992	3,351	1.3 years	7,100	August 2012	7,100
38	AKRITAS	Hapag Lloyd	1987	3,152	4 years	12,500	August 2014	12,500
39	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000	July 2015	10,000
40	MSC REUNION	MSC	1992	2,024	6 years	12,000(18)	June 2014	11,504
41	MSC NAMIBIA II	MSC	1991	2,023	6.8 years	11,500	July 2014	11,500
42	MSC SIERRA II	MSC	1991	2,023	5.7 years	11,500	June 2014	11,500
43	MSC PYLOS	MSC	1991	2,020	3 years	11,500	January 2014	11,500
44	PROSPER		1996	1,504
45	ZAGORA	MSC	1995	1,162	1.7 years	5,500	April 2013	5,500
46	STADT LUEBECK (iii)	CMA CGM	2001	1.078	0.1 years	5,800	August 2012	5,800
47	HORIZON	APL	1991	1,068	0.3 years	6,000	August 2012	6,000

Newbuilds

Vessel Name		Shipyard	Charterer	Contracted Delivery	Approximate Capacity (TEU)
1	Hull S4010	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000
2	Hull S4011	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000
3	Hull S4020	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800
4	Hull S4021	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800
5	Hull S4022	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800
6	Hull S4023	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800
7	Hull S4024	Sungdong Shipbuilding	Evergreen	3rd Quarter 2013	8,800
8	H1068A	Jiangnan Changxing	MSC	November 2013	9,000
9	H1069A	Jiangnan Changxing	MSC	December 2013	9,000
10	H1070A	Jiangnan Changxing	MSC	January 2014	9,000

(1)

Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between July 22, 2012 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)

This charter rate changes on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(4)

This charter rate changes on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(5)

This charter rate changes on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(6)

This charter rate changes on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(7)

This charter rate changes on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(8)

This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(9)

This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(10)

This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(11)

Charterers shall have the option to terminate the charter by giving six months’ notice, in which case they will have to make a one-time payment which shall be the $6.9 million reduced proportionately by the amount of time by which the original 3-year extension period is shortened.

(12)

Charterers shall have the option to terminate the charter by giving six months’ notice, in which case they will have to make a one-time payment which shall be the $6.9 million reduced proportionately by the amount of time by which the original 3-year extension period is shortened.

(13)

This charter rate changes on January 1, 2013 to $22,150 per day until the earliest redelivery date. In addition, the charterer is required to pay approximately $5.0 million no later than July 2016, representing accrued charter hire, the payment of which was deferred.

(14)

The charter rate will change on November 2012 to $10,500 per day and will escalate to $11,500 per day, starting from May 2013 until the earliest redelivery date.

(15)

The charter rate will change on November 2012 to $10,500 per day and will escalate to $11,500 per day, starting from June 2013 until the earliest redelivery date

(16)

As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(17)

This charter rate changes in November 2012 to $8,000 per day until the earliest redelivery date.

(18)

This charter rate changes on July 27, 2012 to $11,500 per day until the earliest redelivery date.

(i)

The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.

(ii)

The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iii)  The vessel is expected to be delivered by the end of July 2012.

COSTAMARE INC.

Consolidated Statements of Income

	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2011	2012	2011	2012
	(Unaudited)

REVENUES:
Voyage revenue	$180,279	$196,076	$94,318	$96,045

EXPENSES:
Voyage expenses	(2,521)	(2,283)	(1,423)	(1,592)
Voyage expenses – related parties	(1,357)	(1,452)	(711)	(711)
Vessels' operating expenses	(55,733)	(56,365)	(28,230)	(28,673)
General and administrative expenses	(2,465)	(2,099)	(1,284)	(1,174)
Management fees - related parties	(7,483)	(7,573)	(4,000)	(3,824)
Amortization of dry-docking and special survey costs	(4,043)	(3,936)	(2,132)	(1,988)
Depreciation	(38,013)	(39,881)	(19,568)	(19,868)
Gain on sale of vessels	10,771	1,303	10,771	4,104
Foreign exchange gains (losses)	73	192	(17)	80
Operating income	$79,508	$83,982	$47,724	$42,399

OTHER INCOME (EXPENSES):
Interest income	$309	$716	$118	$432
Interest and finance costs	(36,106)	(38,237)	(17,362)	(17,997)
Other	477	(101)	491	22
Loss on derivative instruments	(69)	(679)	(4,800)	(3,709)
Total other income (expenses)	$(35,389)	$(38,301)	$(21,553)	$(21,252)
Net Income	$44,119	$45,681	$26,171	$21,147

Earnings per common share, basic and diluted	$0.73	$0.71	$0.43	$0.31
Weighted average number of shares, basic and diluted	60,300,000	64,462,088	60,300,000	67,800,000

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of June 30,
(Expressed in thousands of U.S. dollars)	2011	2012
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$97,996	$241,690
Restricted cash	7,371	12,604
Receivables	2,150	2,936
Inventories	9,335	12,649
Due from related parties	3,585	521
Fair value of derivatives	-	-
Insurance claims receivable	3,076	2,681
Accrued charter revenue	13,428	14,176
Prepayments and other	1,910	3,054
Total current assets	$138,851	$290,311
FIXED ASSETS, NET:
Advances for vessels acquisitions	$148,373	$217,569
Vessels, net	1,618,887	1,618,178
Total fixed assets, net	$1,767,260	$1,835,747
NON-CURRENT ASSETS:
Deferred charges, net	$32,641	$32,160
Restricted cash	38,707	41,740
Accrued charter revenue	5,086	5,605
Total assets	$1,982,545	$2,205,563
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$153,176	$161,170
Accounts payable	4,057	6,220
Accrued liabilities	13,455	13,621
Unearned revenue	6,901	6,988
Fair value of derivatives	46,481	52,472
Other current liabilities	2,519	2,429
Total current liabilities	$226,589	$242,900
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,290,244	$1,391,318
Fair value of derivatives, net of current portion	125,194	131,036
Unearned revenue, net of current portion	10,532	11,257
Total non-current liabilities	$1,425,970	$1,533,611
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock	$6	$7
Additional paid-in capital	519,971	620,554
Accumulated deficit	(48,854)	(37,760)
Accumulated other comprehensive loss	(141,137)	(153,749)

Total stockholders’ equity	$329,986	$429,052
Total liabilities and stockholders’ equity	$1,982,545	$2,205,563